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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- **27394**

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __**07/01/20**__ AND ENDING __**06/30/21**__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GIT Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
15-B Catoctin Circle SE, STE 203
                                (No. and Street)

Leesburg   VA   20175
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                                                (301) 951-8231
Meg Goodman
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*
Rubio CPA, PC
                          (Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road SE, Ste. 2-1680   Atlanta   Georgia   30339
          (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, __Margaret Goodman__ , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__GIT Investment Services, Inc.__ , as

of ____June 30____ , __2021__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Margaret Goodman
Signature

Treasurer
Title

Elaine M. Feldman
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).

GIT INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

JUNE 30, 2021

WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

GIT INVESTMENT SERVICES, INC.

Financial Statements

Table of Contents

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
GIT Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GIT Investment Services, Inc. (the "Company") as of June 30, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

August 18, 2021
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

GIT INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2021

ASSETS

Cash and cash equivalents	$121,301
Other	1,433
Total assets	$122,734

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to Stockholder	1,348
Accounts Payable	6,009
Total Liabilities	$7,357

Stockholder's Equity	
Common stock, $1 par value, shares authorized 5,000	
4,388 shares issued and outstanding, net of 672 treasury shares at par	3,716
Additional paid-in capital	811,165
Accumulated Deficit	(699,504)
Total stockholder's equity	$115,377
Total Liabilities and Stockholder's Equity	$122,734

GIT INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2021

Revenues

Insured Money Market Account Fees	$1,198
Interest	58
Other	12
Total Revenues	$1,268

Expenses

Compensation	7,200
Technology and Communications	7,333
Occupancy	3,152
Other	22,167
Total Expenses	$39,852

Net Loss	**$(38,584)**

GIT INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2021

	Common Stock	Additional Paid In Capital	Accumulated Deficit	Total
Balance June 30, 2020	$ 3,716	$ 784,108	$ (660,920)	$126,904
Contribution of expenses paid by stockholder		15,057		15,057
Capital contribution		12,000		12,000
Net Loss			(38,584)	(38,584)
Balance June 30, 2021	$ 3,716	$ 811,165	$ (699,504)	$ 115,377

GIT INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2021

Cash flows from operating activities:

Net Loss $ (38,584)

Adjustment to reconcile net loss
To net cash used by operating activities

Change in accounts receivable	90	
Change in due from stockholder	7,490	
Change in accounts payable	9	
Change in due to stockholder	1,348	
Total Adjustments		8,937
Net Cash used by operating activities		$ (29,647)

Cash flows from financing activities:

Capital contribution	12,000
Contribution of expenses paid by stockholder	15,057
Net Cash provided by financing activities	$ 27,057

Net decrease in cash and cash equivalents (2,590)

Cash and cash equivalents at the beginning of the year 123,891

Cash and cash equivalents at the end of the year $121,301

Supplemental Information:

Non-Cash Financing Activity

Contribution of expenses paid by stockholder 15,057

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

GIT Investment Services, Inc. (the Company) was incorporated in Virginia in 1982. The Company is a registered broker/dealer under the Securities and Exchange Act of 1934. In May 2003, the Company began operating under the name Clarendon Securities. The Company is located in Leesburg, Virginia, and is a wholly owned subsidiary of Bankers Finance Capital Corp. (BFCC).

Cash and Cash Equivalents

The Company considers all highly liquid investments, including money market funds with original maturities of 90 days or less, to be cash equivalents. At June 30, 2021, 96.5% of the balance of cash and cash equivalents represent amounts invested in a money market deposit account placed among various FDIC insured banks by Promontory Interfinancial Network of Arlington, VA, an unaffiliated company. The account is held through the trust department of Presidential Bank.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from Contracts with Customers (ASC 606) core principle states that an entity must recognize revenue in a manner that depicts the transfer of the promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Included among the requirements of ASC 606 is that the entity must appropriately allocate revenues to the corresponding goods or services and recognize such revenues at the time when the entity has performed under its respective obligations.

The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from contracts with customers includes fees from Insured Money Market Accounts (IMMA) whereby the Company receives a fee equal to the difference between the gross interest rate received from the banks with whom funds on deposit are placed and the net rate disclosed to the IMMA customer.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Revenue Recognition (continued)

The Company believes the performance obligation for recognizing fees from the Insured Money Market Account arrangement is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are received periodically and are recognized as revenue in the period in which performance obligations are satisfied.

Expenses Assumed by Stockholder

From time to time, certain expenses of the Company may be paid by its Stockholder, BFCC, where BFCC waives any liability of the Company to reimburse it for the expenses. In such cases, the expenses are nevertheless reflected on the books of the Company to the same extent as if they had been paid by the Company, and a corresponding increase is recorded in additional paid-in capital to reflect the payment of the expenses by BFCC on behalf of and for the benefit of the Company.

Management's Review for Subsequent Events

Management has evaluated subsequent events through the date as of which the financial statements were issued.

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer creditworthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

NOTE 2- INCOME TAXES

The Company and its Stockholder have elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the individual income tax returns of BFCC's stockholders and no income taxes are reflected in the accompanying financial statements.

The Company follows the provisions for uncertainty in income taxes as addressed in FASB Accounting Standards Codification 740-10-65-1. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes the determination of an entity's tax status, including its status as a pass-through entity, and the decision whether or not to file a tax return separate from its stockholder's return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

NOTE 3- NET CAPITAL

As a broker/dealer, the Company is subject to the SEC's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1 (1500%). The Company's net capital as computed under Rule 15c3-1 was $111,575 at June 30, 2021 and this exceeded the required minimum net capital of $5,000 by $106,575. The percentage of aggregate indebtedness to net capital at June 30, 2021 was 6.59%.

NOTE 4- GUARANTEES – INDEMNIFICATIONS

In the normal course of its business, the Company may indemnify or guarantee certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements, and it has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 5- RELATED PARTY TRANSACTIONS

Under a Facilities and Personnel Sharing Agreement dated December 15, 2020 (the Sharing Agreement), the Company uses a portion of certain office space leased by a sister company, Presidential Bank, which the Company shares with BFCC. For the year ended June 30, 2021, the total occupancy expense incurred by the Company under the Sharing Agreement was $3,152.

The Company has no direct employees of its own, but instead uses personnel employed by the sister company. Under the Sharing Agreement, certain employees of Presidential Bank perform services for the Company as independent contractors. During the year ended June 30, 2021, such persons earned total compensation of $7,200.

All of the IMMA fee revenue in the current fiscal year was earned from customer deposits held through the trust department of Presidential Bank and placed among various FDIC insured banks. Amounts due to the Company under this arrangement were generally received in the month subsequent to which they were earned.

Under Services Agreement between BFCC and the Company, BFCC provides certain operational support services as well as appropriate supplies and equipment in connection with the Company's business as a registered broker/dealer.

NOTE 5-   RELATED PARTY TRANSACTIONS (continued)

The amount paid to BFCC for services is determined based upon the direct and allocated overhead expenses incurred by BFCC on behalf of the Company, plus an administrative service fee of all direct and allocated expenses. Because of the affiliation between the Company and BFCC, amounts reimbursed may not be representative of amounts that would have been paid had such services and facilities been obtained from third parties. Thus, financial positions and results of operations might differ from the amounts in the accompanying financial statements if these related party agreements did not exist.

For the year ended June 30, 2021, the Company incurred and recorded expenses paid on its behalf by BFCC of $32,354 plus administrative service fees due to BFCC of $956. Of such amounts, only $16,171 of the expenses paid, plus administrative service fees of $735, were reimbursed to BFCC by the Company. Reimbursement of the remaining amount of expenses paid by BFCC on behalf of the Company of $14,835, plus administrative service fees of $222, were waived and credited by BFCC to the Company, resulting in a corresponding increase of $15,057 in the Company's additional paid-in capital. The Due to Stockholder at June 30, 2021 of $1,348 arose from BFCC's payment of such expenses.

At June 30, 2021, the Company had $4,304 on deposit with Presidential Bank, a federally insured depository institution.

NOTE 6- CONTINGENCIES

The Company could be subject to litigation in the normal course of business. The Company has no litigation in progress at June 30, 2021.

NOTE 7- LEASES

As mentioned in Note 5, the Company leases office space on a month-to-month basis under the Sharing Agreement. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short term leases on a straight-line basis over the lease term.

NOTE 8- NET LOSS

The Company has incurred a loss for the fiscal year 2021 and was dependent upon capital contributions from its Stockholder, BFCC, for working capital and net capital maintenance. The Company's Stockholder has represented that it intends to continue to make capital contributions as needed, to ensure the Company's survival through at least one year from the date of the independent auditor's report.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

NOTE 9- ECONOMIC RISKS

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

SCHEDULE I

GIT INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934

AS OF JUNE 30, 2021

Total Stockholder's equity	$ 115,377
Total non-allowable assets	(1,462)
Net capital before haircuts	$ 113,915
Haircuts	(2,340)
Net Capital	$111,575
Aggregate indebtedness:	
Total aggregate indebtedness	$7,357
Percentage of aggregate indebtedness to net capital	6.59%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$490
Minimum dollar net capital requirement of reporting broker dealer	$5,000
Net capital requirement	$5,000
Excess net capital	$106,575

Note: Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of June 30, 2021: There were no material differences between the net capital in the FOCUS Part IIA form and the computation above.

SCHEDULE II

GIT INVESTMENT SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL

REQUIREMENTS AND COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEA RULE 15c3-3

AS OF JUNE 30, 2021

The Company does not claim exemption from SEA Rule 15c3-3 in relaince upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
GIT Investment Services, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) GIT Investment Services, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) GIT Investment Services, Inc. stated that GIT Investment Services, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. GIT Investment Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GIT Investment Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

August 18, 2021
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

GIT INVESTMENT SERVICES INC.'S EXEMPTION REPORT

We, as members of management of GIT Investment Services, Inc. (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2))ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other considerations received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule 15c3-3 and related guidelines stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving the receipt of fees from Insured Money Market Accounts throughout the year ended June 30, 2021 without exception.
3. The Company met the identified conditions for such reliance throughout the period July 1, 2020 to June 30, 2021 without exception.

Date ___8/2/2021___   By _Margaret M. Goodman_

[Must be signed by same person affirming Firm's annual Financial Report]

Name: Margaret M. Goodman
Title: Treasurer & Financial and Operations Principal